Exhibit 21.1
The Container Store Group, Inc.

Entity	Jurisdiction of organization
The Container Store, Inc	Texas
TCS Gift Card Services, LLC	Virginia
C Studio Manufacturing Inc.	Delaware
C Studio Manufacturing LLC	Delaware
Elfa International AB	Sweden
Elfa Finland OY	Finland
Elfa Deutschland GmbH	Germany
Elfa Manufacturing Sweden AB	Sweden
Elfa Doors AB	Sweden
Elfa Sverige AB	Sweden
Elfa Danmark A/S	Denmark
Elfa Norge A/S	Norway
Elfa Manufacturing Poland Sp. Zo.o	Poland